[redacted]

09040970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry (212) 341 - 9296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) New York (State) 10017 (Zip Code)

SEC
Mail Processing
Section

MAY 2 9 2009

Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC

Statement of Financial Condition
March 31, 2009

ICAP Corporates LLC
Index
March 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Corporates LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2009

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2009

(dollars in thousands)

Assets		
Cash and cash equivalents	$	32,123
Cash segregated under federal regulations		13,000
Deposits with clearing organizations		15,259
Securities owned, at estimated fair value		992
Receivable from brokers, dealers and clearing organizations		1,350,495
Commissions receivable, net of allowance for doubtful accounts of $35		15,048
Receivable from customers		58,814
Prepaid expenses and other assets		16,620
Total assets	$	1,502,351
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	1,355,963
Securities sold, not yet purchased held at clearing broker		999
Payable to customers		40,055
Payable to affiliate		1,570
Accrued expenses and accounts payable		25,465
Total liabilities		1,424,052
Commitments and contingencies (Note 7)		
Member's equity		78,299
Total liabilities and member's equity	$	1,502,351

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Securities USA LLC a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industries Regulatory Authority "FINRA") and has four trading licenses with the New York Stock Exchange ("NYSE"). The Company operates primarily in the interdealer market in bonds listed on the New York and American stock exchanges, over the counter corporate bonds, preferred stock, direct access, National Association of Securities Dealers Automated Quotation System ("NASDAQ") market making, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2009 include approximately $31,941 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $31,941 is split equally and held in two financial institutions.

Securities owned are recorded at estimated fair value. Security transactions are recorded on a trade date basis. Securities owned primarily consist of U.S. government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables from brokers, dealers and clearing organizations in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition.

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(dollars in thousands)

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the balance sheet as the total net income tax receivable or payable is settled with INAI and FBHI on a regular basis.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how a company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2008 for non-public companies. The Company will adopt the provisions of FIN 48 during the fiscal year ended March 31, 2010, which is expected to have no material impact on the Company's Statement of Financial Condition.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $11,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2009, cash in the amount of $2,000 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

4. NYSE Share Sale

The NYSE Group common shares were subject to a three-year restriction, which expired on October 1, 2008 upon the completion of the NYSE acquisition of the American Stock Exchange. On December 16, 2008, the Company sold the remaining 106,900 NYSE common shares from the final restriction installment upon expiration of the restriction in October in the current year.

5. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Deposits paid for securities borrowed	$ 1,258,828	Deposits received for securities loaned	$ 1,238,668
Fail to deliver	86,145	Fail to receive	95,732
Other	5,522	Other	21,563
	$ 1,350,495		$ 1,355,963

6. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions arising from customer fails to receive and fails to deliver.

(dollars in thousands)

7. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2009 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

8. Net Capital Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2009, the Company had net capital of approximately $43,099, which exceeded the minimum requirement of $1,117 by approximately $41,982.

9. Income Taxes

The Company has recorded income taxes receivable from an affiliate of $4,670, which is included in prepaid expenses and other assets on the Statement of Financial Condition.

10. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning January 1, 2009, the Company suspended the match portion of the plan.

11. Stock Option Plans

The Company accounts for stock options under SFAS No.123-R, Share Based Payment ("SFAS No.123-R").

1999 Senior Executive Equity Participation Plan

The Company was granted the right of participation in the ICAP 1999 Senior Executive Equity Participation Plan ("SEEPP"). Executives, as defined by the SEEPP document, were permitted to defer a portion of their compensation in exchange for a grant which will permit the executives to purchase stock options in ICAP plc ("Bonus Options").

The Bonus Options generally are not exercisable until four years after the grant date, although employees terminating service prior to the four year period generally have twelve months to

(dollars in thousands)

exercise all their Bonus Options. Bonus Options will expire ten years after the grant date. During the year ended March 31, 2009 all remaining Bonus Options of 71,887 were exercised at an exercise price which was 50% of the market value of ICAP plc shares on the grant date.

The SEEPP also includes a Matching Option, in which the executives received an additional award ranging from 50% to 100% of the number of options granted under the Bonus Option. The Matching Options are forfeited if the recipient ceases employment with ICAP plc or its subsidiaries within four years after the grant date. Matching Options become 40% vested after three years and fully vested after four years of continued employment with ICAP plc or its subsidiaries after the grant date and will expire ten years after the grant date. The vested Matching Options may be exercised at 50% of the ICAP plc share price on the date of the Matching Option grant. During the year ended March 31, 2009 all remaining Matching Options of 35,946 were exercised.

ICAP plc Share Option Plan
ICAP plc established the ICAP plc Share Option Plan, which provides for the grant of stock options to executives. The plan allows certain employees to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. During the year ended March 31, 2009, all remaining ICAP plc Share options of 1,145,560 were exercised.

Transactions under the Company's stock option plans are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2008	1,253,393	0.42
Exercised	(1,253,393)	0.42
Options outstanding at March 31, 2009	-	-

At March 31, 2009, all options were exercised.

The tax benefits associated with stock-option exercises are recognized by the Company and reflected in Member's equity.

There were no options granted during the year ended March 31, 2009.

13. Fair Value Measurements

The Company adopted SFAS No.157 "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

(dollars in thousands)

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's investment securities, typically U.S. Government and corporate obligations and equity securities are quoted on a national exchange; and are therefore considered Level 1 assets.

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (deposits, receivables and payables) approximate fair value as such financial instruments are short term in nature.

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

In order to facilitate customer transactions and increase revenue opportunities or as a result of customer, broker or technological error, the Group may participate as a matter of policy in certain marketplaces by posting quotations or by acting as a principal on unmatched trades. As a matter of Group policy, any principal positions will be liquidated as soon as reasonably practicable. The Group does not engage in proprietary trading.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,203,147 and received cash or other collateral with a value of approximately $1,258,828. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,177,863 and has given cash or other collateral with a value of approximately $1,238,668. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2009, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

(dollars in thousands)

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2009 was approximately $877,611 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled in the following month.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate nonperformance by the counterparties.

15. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2009, the Company has a payable of approximately $1,570 relating to these fees.

An affiliate of IBHNA provides clearing services for the Company. In addition, the Company provides clearing services for foreign and domestic affiliates. No receivables or payables are currently outstanding.

The parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

Amounts receivable from affiliates are non-interest bearing and due on demand.